-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      Washington, D.C. 20549                                     OMB Approval
-------------------------                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                ------------------------------
[ ] Check this box if no                                                                               OMB Number:        3235-0287
    longer subject to        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:   December 31, 2001
    Section 16. Form 4         Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
    or Form 5 obligations              Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*   2. Issuer Name and Ticker      4. Statement for  6. Relationship of Reporting Person(s)
                                               or Trading Symbol              Month/Year        to Issuer
                                                                                                      (Check all applicable)
    Ng             James                       Immtech International,         January 2000   [ ] Director        [X] 10% Owner
    ------------------------------------       Inc., IMMT                                    [ ] Officer (give   [ ] Other
    (Last)        (First)      (Middle)                                                          title below)        (specify below)


    One North End Avenue, Suite 1111                                                         ---------------------------------------
    ------------------------------------   -----------------------------------------------------------------------------------------
                  (Street)                  3. I.R.S. Identification       5. If Amendment,  7. Individual or Joint/Group Filing
                                               Number of Reporting            Date of               (Check Applicable Line)
                                               Person, if an entity           Original       [X] Form Filed by One Reporting Person
    New York,     New York       10282         (Voluntary)                    (Month/Year)   [ ] Form Filed by More than One
    ------------------------------------                                                         Reporting Person
    (City)        (State)        (Zip)

------------------------------------------------------------------------------------------------------------------------------------
                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                       and 4)
------------------------------------------------------------------------------------------------------------------------------------
                                         Code     V     Amount  (A) or (D)  Price
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                         Page 1 of 2
                                                                                                                     SEC 1475 (3-99)

FORM 4 (continued)

         TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month        4)
                                                                                                  (Instr.
                                                                                                  4)
------------------------------------------------------------------------------------------------------------------------------------
                                    Code V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
------------------------------------------------------------------------------------------------------------------------------------
Warrants      $6.47     01/21/00    J(1)           195,000 Pres- 07/24/03 Common 195,000  $1.12[3] 30,000   I[4]      has voting
              per share                                    ently          Stock                                       control of
                                                                                                                      RADE
                                                                                                                      Management
                                                                                                                      Corporation
------------------------------------------------------------------------------------------------------------------------------------
Warrants      $6.47     01/21/00    J(1)           650,000 Pres- 10/12/03 Common 650,000  $2.96[3] 100,000   I[4]     has voting
              per share                                    ently          Stock                                       control of
                                                                                                                      RADE
                                                                                                                      Management
                                                                                                                      Corporation
------------------------------------------------------------------------------------------------------------------------------------
Warrants      $6.47     01/21/00    J(2)    73,845         Pres- 07/24/03 Common  73,845  $1.12[3]  73,845   D
              per share                                    ently          Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants      $6.47     01/21/00    J(2)   246,155         Pres- 10/12/03 Common 246,155  $2.96[3] 246,155   D
              per share                                    ently          Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:

1. Portions of these warrants are being transfered to third parties pursuant to an agreement previously entered into between RADE
   Management Corporation and such third parties.  The third parties are entitled to these warrants because of services rendered by them to the issuer.

2. Mr. Ng is receiving these warrants as part of the transfer referred to in explanation number one above.

3. The waraants expiring on 07/24/03 were valued at such price as of 03/31/98, and the warrants ecpiring on 10/12/03 were valued at such price as of 10/12/98.

4. Mr. Ng disclaims beneficial ownership of these securities, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities for purposes of Section 16 or for any purpose.


** Intentional misstatements or omissions of
   facts constitute Federal Criminal Violations.
   See 18 U.S.C. and 15 U.S.C. 78ff(a).              By: /S/ James Ng                                               2/10/00
                                                         --------------------------------------          ---------------------------
                                                         ** Signature of Reporting Person                            Date

Note:    File three copies of this Form, one of
         which must be manually signed. If space
         is insufficient, see Instruction 6 for
         procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB number.

                                                                                                                         Page 2 of 2
                                                                                                                     SEC 1475 (3-99)